Exhibit 99.1

Kingsway Executive To Adopt 10B5-1 Stock Plan

TORONTO, Nov. 25, 2011 /CNW/ - (TSX: KFS), (NYSE: KFS) Kingsway Financial Services Inc. ("Kingsway" or the "Company") today announced that Larry G. Swets, Jr., its President and Chief Executive Officer, intends to adopt an automatic stock purchase plan in accordance with Canadian securities regulations and the guidelines specified under Rule 10b5-1 of the Securities and Exchange Act of 1934 (the "Plan").  Other Kingsway executives may enter into similar trading plans in the future.

Automatic stock purchase plans allow corporate officers and directors to adopt written, pre-arranged stock trading plans when they are not in possession of material, non-public information. Such plans establish parameters for future stock transactions to automatically take place, which may be modified or revoked by the person adopting the plan only under limited circumstances.

About the Company
Kingsway focuses on non-standard automobile insurance in the United States of America. The Company's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of the Company are listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol "KFS".

Forward Looking Statements
This press release includes "forward looking statements" that are subject to risks and uncertainties. Such forward looking statements relate to future events or performance, but reflect Kingsway management's current beliefs, based on information currently available.  A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward looking statements.  For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its 2010 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators' website at www.sedar.com, on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov or through the Company's website at www.kingsway-financial.com. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

%CIK: 0001072627

CO: Kingsway Financial Services Inc.

CNW 18:00e 25-NOV-11